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                             BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                     January 10, 2014

VIA EDGAR
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Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Pioneer Series Trust V (File Nos. 333-129005; 811-21823)
     Registration Statement on Form N-1A

Ladies and Gentlemen:

       This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of Pioneer Series Trust V (the "Registrant") relating to Pioneer Absolute Return Bond Fund. Following are the Staff's comments and the Registrant's responses thereto:

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I. General Comment

1. Comment:  The Staff asked that the Registrant provide a letter to the
             Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

  Response:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
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II. Comments Applicable to the Fund's Prospectus

A. Fees and Expenses

1. Comment:  The Staff requested that the Registrant confirm that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months, and that any expenses related to investments in other investment companies are reflected in the Other Expenses line item.

  Response:  The Registrant confirms that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months, and that estimated expenses related to investments in other investment companies are reflected in the Other Expenses line item.

2. Comment:  The Staff noted that the Registrant states that, with respect to the expense limitation arrangement for the Fund, the arrangement may be terminated for a class only by
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             agreement of the adviser and the Board of Trustees. The
             Staff requested that the Registrant confirm in its response that the Board of Trustees does not intend to terminate the arrangement during the term indicated in the prospectus.

  Response:  The Registrant confirms that it has not been informed that the Board of Trustees intends to terminate the contractual expense limitation arrangement with respect to the Fund during the term indicated in the prospectus.

B. Principal Investment Strategies

1. Comment:  The Staff requested that the Registrant revise the disclosure to clarify the extent to which the Fund may invest across market capitalization ranges, industries and market sectors. The Staff noted that to the extent the Fund intends to focus on a particular market capitalization range, industry or market sector, the Fund should identify that focus and add appropriate risk disclosure.

  Response:  The Registrant has revised the disclosure to address the
             Staff's comment.

2. Comment:  The Staff suggested that the Registrant consider revising the disclosure regarding duration to state:

                    "For example, if the Fund has a positive three year duration, then, all other things being equal, the Fund will decrease in value by three percent if interest rates rise one percent, and increase in value by three percent if interest rates fall by one percent. In contrast, if the Fund has a negative three year duration, then, all other things being equal, the Fund will increase in value by three percent if interest rates rise one percent and decrease in value by three percent if interest rates fall one percent."

  Response:  The Registrant has revised the disclosure to address the
             Staff's comment.

3. Comment:  The Staff suggested that the Registrant consider adding disclosure to explain the difference between maturity and duration.

  Response:  The Registrant has added disclosure to address the Staff's comment.

4. Comment:  The Staff requested that the Registrant include an undertaking in its response to the Staff's comments that, to the extent that the Fund's investments in any one region or country represent a material percentage of the Fund's assets, the Registrant will supplement the Fund's prospectus to disclose the specific risks of investing in such region or country.

  Response:  The Registrant undertakes that, to the extent that the
             Fund's investments in any one region or country represent a material percentage of the Fund's assets, the Registrant will supplement the Fund's prospectus to disclose the specific risks of investing in such region or country.

5. Comment:  The Staff suggested that the Registrant consider adding a separate risk factor pertaining to the Fund's investments in synthetic collateralized debt obligations.

  Response:  The Registrant has added disclosure to address the Staff's comment.
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C. Related Account Performance

1. Comment:     The Staff provided the following comments with respect to the disclosure in the section titled "Related Account Performance:"

   a.           The Staff noted that in the disclosure regarding related account performance, the Registrant states that "the Luxembourg UCITS Fund is the only account managed by Pioneer with investment objectives, policies, strategies and restrictions substantially similar to those of the Fund." The Staff requested that the Registrant
                (i) delete the phrase "and restrictions" from the disclosure to be consistent with the Staff's no-action letter to Nicholas-Applegate
                Mutual Funds (pub. Avail. August 6, 1996); (ii) revise the disclosure to clarify that the Luxembourg UCITS Fund is the only account or fund managed by Pioneer with investment objectives, policies and strategies substantially similar to those of the
                Fund; and (iii) confirm in its response that there are no other accounts or funds managed by Pioneer with investment objectives, policies and strategies substantially similar to those of the Fund.

   b. The Staff requested that, to the extent that the Luxembourg UCITS Fund's performance information shown in the prospectus is not calculated using the standard methods of computation prescribed by the Securities and Exchange Commission, the Registrant disclose how such performance information was calculated.

   c. The Staff requested that the Registrant identify the inception date of the Luxembourg UCITS Fund's performance information.

   d. The Staff requested that the Registrant add disclosure (i) stating that the Luxembourg UCITS Fund's performance information reflects the deduction of all actual fees and expenses that were charged to the Luxembourg UCITS Fund, (ii) indicating whether such actual fees and expenses were higher or lower than the Fund's fees and expenses, and (iii) if the Luxembourg UCITS Fund's fees and expenses were lower than the Fund's fees and expenses, stating that the Luxembourg UCITS Fund's performance would have been lower than that shown if it had been subject to the fees and expenses of the Fund.

   e. The Staff requested that the Registrant add a prominent statement in all caps or bold immediately prior to the average annual total returns table for the Luxembourg UCITS Fund stating that "the following is not the performance of Pioneer Absolute Return Bond Fund."

   f. The Staff requested that the Registrant identify the benchmark index to which the Luxembourg UCITS Fund's performance will be compared and indicate in the Registrant's response letter why it is appropriate to compare the Luxembourg UCITS Fund's performance to such benchmark index.

  Response:     After further analysis, the Registrant has determined that neither the Luxembourg UCITS Fund nor any other account or fund managed by
                Pioneer has investment objectives, policies and strategies that are substantially similar to those of the Fund. Accordingly, the
                Registrant has deleted the disclosure referenced by the Staff.
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       Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz

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cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin
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